Exhibit 99.1

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters

VANCOUVER, BC, May 9, 2025 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected to the Board of Directors at the 2025 Annual and Special Meeting of Shareholders. Detailed results of the vote for the Board of Directors of the Company are shown below.

As previously announced, Peter Gillin, a long-serving director who had confirmed he would not be standing for re-election, sadly passed away last week. His contributions to the Board and to the organization as a whole were deeply valued and will be remembered with gratitude.

Detailed results of the vote for the Board of Directors of the Company are shown below.

2025 Annual and Special Meeting of Shareholders Voting Results

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	320,198,848	97.83%	7,090,095	2.17%
Jaimie Donovan	323,374,043	98.80%	3,914,900	1.20%
Chantal Gosselin	312,988,404	95.63%	14,300,539	4.37%
Jeane Hull	322,832,980	98.64%	4,455,963	1.36%
Glenn Ives	326,462,793	99.75%	826,150	0.25%
Charles A. Jeannes	321,612,216	98.27%	5,676,727	1.73%
Marilyn Schonberner	324,225,349	99.06%	3,063,594	0.94%
Randy V.J. Smallwood	326,818,313	99.86%	470,630	0.14%
Srinivasan Venkatakrishnan	324,453,056	99.13%	2,835,887	0.87%

The following matters were also approved by shareholders at the 2025 Annual and Special Meeting of Shareholders:

•	the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 94.94% of the votes cast in favour of such resolution.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-election-of-directors-and-approval-of-special-matters-302451517.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2025/09/c0805.html

%CIK: 0001323404

For further information: For further information, please contact: Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:25e 09-MAY-25